Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036-5306

Tel 202.955.8500

www.gibsondunn.com

Brian J. Lane

Direct: 1 202.887.3646

Fax: 1 202.530.9589

BLane@gibsondunn.com

Client: 90585-00002

December 13, 2011

VIA ELECTRONIC TRANSMISSION

Larry Spirgel, Assistant Director

Nick Panos, Senior Counsel, Office of Mergers &

Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Preliminary Proxy Statement on Schedule 14A of Ned Sherwood pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934

Dear Messrs. Spirgel and Panos:

On behalf of our client, Ned Sherwood (“Mr. Sherwood”), we transmit herewith via electronic transmission, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Proxy Statement and related proxy card on Schedule 14A (the “Proxy Statement”) of Ned Sherwood. The Proxy Statement is to be used in connection Mr. Sherwood’s solicitation of votes at the Annual Meeting of Stockholders (the “Annual Meeting”) of ChinaCast Education Corporation (the “Company”) to: (i) elect to the Board of Directors of the Company a slate of six nominees (the “Nominees”); (ii) repeal any provision of the Company’s Bylaws that was not included in the Bylaws filed by the Company with the U.S. Securities and Exchange Commission on May 12, 2006; and (iii) adjourn the Annual Meeting until no later than January 20, 2012 at 9:00 a.m. Beijing Standard Time, which is January 19, 2012 at 8:00 p.m. U.S. Eastern Standard Time, if necessary or appropriate to solicit additional proxies in favor of the Nominees if there are insufficient votes at the time of such adjournment to elect at least a majority of the Nominees to the Board of Directors of the Company.

We resubmit our request that, in light of the Company’s aggressive scheduling of the Annual Meeting to be held on December 21, 2011, the Staff grant Mr. Sherwood relief pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, to permit him and the other participants to file a definitive proxy statement in advance of the required 10-calendar day period.

If you have any questions or comments concerning the materials being transmitted herewith, please contact the undersigned at (202) 887-3646 or Eduardo Gallardo at (212) 351-3847.

Very truly yours,

/s/ Brian J. Lane

Brian J. Lane

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